



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49427

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berger Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 University Blvd., Suite 800
(No. and Street)

Denver	Colorado	80206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian S. Ferrie (303) 329-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

1690 Broadway, Suite 1000	Denver	Colorado	80202-4870
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Brian S. Ferrie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berger Distributors LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA CARLSON
NOTARY PUBLIC
STATE OF COLORADO

My Commission Expires 06/01/2004

Notary Public

Signature

Vice President, Treasurer and Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of XXXXXXXXXXX Operations.
- ☒ (d) Statement of Changes in XXXXXXXXXXXXXX Member's Equity.
- ☒ (e) Statement of XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Berger Distributors LLC
(A Wholly-Owned Subsidiary of Berger LLC)

December 31, 2001

Berger Distributors LLC

(SEC I.D. No. 8-49427)

Financial Statements for the Year Ended December 31, 2001, Supplemental Schedules for the Year Ended December 31, 2001 and Independent Accountants' Report and Supplemental Report on Internal Accounting Control

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Berger Distributors LLC

(A Wholly-Owned Subsidiary of Berger LLC)

Index to Financial Statements

	Page
Report of Independent Accountants	3
Statement of Financial Condition - December 31, 2001	4
Statement of Operations - For the Year Ended December 31, 2001	5
Statement of Changes in Member's Equity - For the Year Ended December 31, 2001	6
Statement of Cash Flows - For the Year Ended December 31, 2001	7
Notes to Financial Statements	8
Computation of Net Capital and Minimum Net Capital Required Pursuant to Rule 15c3-1 of the Securities and Exchange Commission - December 31, 2001	10
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission - December 31, 2001	11



PricewaterhouseCoopers LLP
Suite 1000
1670 Broadway
Denver CO 80202-4870
Telephone (720) 931 7000
Facsimile (720) 931 7100

Report of Independent Accountants

To the Board of Managers and Member of
Berger Distributors LLC:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in member's equity and of cash flows present fairly, in all material respects, the financial position of Berger Distributors LLC (a wholly-owned subsidiary of Berger LLC, hereafter referred to as the "Company") at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 18, 2002

Berger Distributors LLC

(A Wholly-Owned Subsidiary of Berger LLC)

Statement of Financial Condition

December 31, 2001

Assets

Cash	$	48,168
Prepaid expenses		970
Total Assets	$	49,138

Liabilities and Member's Equity

Liabilities	$	0
Member's Equity		673,049
Deficit		(623,911)
Total Member's Equity		49,138
Total Liabilities and Member's Equity	$	49,138

The accompanying notes are an integral part of these financial statements.

Berger Distributors LLC

(A Wholly-Owned Subsidiary of Berger LLC)

Statement of Operations

For the Year Ended December 31, 2001

Income:		
Interest income	$	1,458
Total Income		1,458
Expenses:		
Registration and regulatory fees		241,805
Professional fees		11,458
Insurance		2,468
Other		5,129
Total Expenses		260,860
Net Loss	$	(259,402)

The accompanying notes are an integral part of these financial statements.

Berger Distributors LLC

(A Wholly-Owned Subsidiary of Berger LLC)

Statement of Changes in Member's Equity

For the Year Ended December 31, 2001

	Member's Equity	Undistributed Earnings (Deficit)	Total
Balances, January 1, 2001	$ 414,842	$ (364,509)	$ 50,333
Capital Contribution	258,207	-	258,207
Net Loss	-	(259,402)	(259,402)
Balances, December 31, 2001	$ 673,049	$ (623,911)	$ 49,138

The accompanying notes are an integral part of these financial statements.

Berger Distributors LLC

(A Wholly-Owned Subsidiary of Berger LLC)

Statement of Cash Flows

For the Year Ended December 31, 2001

Cash Flows From Operating Activities:		
Net loss	$	(259,402)
Changes in operating assets and liabilities:		
Prepaid assets		2,638
Net cash used in operating activities		(256,764)
Cash Flows From Financing Activities:		
Capital Contributions		258,207
Cash used in financing activities		258,207
Increase in cash		1,443
Cash at beginning of year		46,725
Cash at end of year	$	48,168

The accompanying notes are an integral part of these financial statements.

BERGER DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of Berger LLC)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. ORGANIZATION AND NATURE OF BUSINESS

Berger Distributors LLC (the "Company") was incorporated in the State of Colorado on May 15, 1996, and commenced operations on June 6, 1996. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer. On January 14, 1997, the Company became a member of the National Association of Securities Dealers ("NASD"). On September 30, 1999, the Company was converted to a limited liability company ("LLC") in the State of Colorado. The shares of stock of the sole stockholder of the converted entity were converted into the membership interest of the LLC.

Under the rules governing limited liability companies, the Member is not liable for the liabilities of the Company in excess of its investment in the Company. Furthermore, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs does not create grounds for extending liability on the Member beyond its investment in the Company.

Prior to September 30, 1999, the Company was a wholly-owned subsidiary of Stilwell Management, Inc. ("Stilwell") (formerly known as Berger Associates, Inc.). On September 30, 1999, Stilwell formed Berger LLC ("Berger") and contributed all of its assets and liabilities, including its ownership of the Company, to Berger in exchange for a Membership Interest of Berger.

The Company is a limited purpose broker-dealer engaged in the distribution of shares of the Berger Funds, a family of registered open-end investment companies (mutual funds) that are either advised or administered by Berger.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements include only the accounts of the Company and are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Income Taxes – No provision for income taxes is made in the financial statements of the Company because the Company is treated as a partnership for tax purposes and therefore is not subject to income tax; instead, the tax effect of its activities are reportable in the income tax return of the Member.

Statement of Cash Flows - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates - The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. RELATED PARTY TRANSACTIONS

Substantially all of the Company's expenses in 2001 were paid by Berger. A total of $258,207 in expenses were paid by Berger. These payments were recorded as capital contributions during the year ended December 31, 2001. All marketing revenues from the Berger Funds are paid to Berger, and related distribution costs and marketing expenses of the Berger Funds are incurred and paid by Berger.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) under the Securities Exchange Act of 1934 ("the Act") which requires the Company maintain minimum net capital as defined under such rule. At December 31, 2001, the Company's net capital was $48,168, which was $43,168 in excess of its required minimum net capital of $5,000. SEC Rule 15c3-1 also requires the Company to maintain a ratio of aggregate indebtedness to net capital, both as defined, that does not exceed 15 to 1. The Company's aggregate indebtedness was $0 at December 31, 2001.

The Company is exempt from certain provisions of the Securities and Exchange Commission Computation for Determination of Reserve Requirements for Broker-Dealers (SEC Rule 15c3-3) of the Act and, accordingly, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Schedule I

BERGER DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of Berger LLC)

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED	
Total member's equity	$ 49,138
Deductions and/or charges:	
Non-allowable asset	(970)
Net Capital	48,168
Minimum Net Capital Required (the greater of $5,000 or 6-2/3% of aggregate indebtedness of $0)	5,000
Excess Net Capital	$ 43,168
AGGREGATE INDEBTEDNESS	
Aggregate indebtedness	$ 0
Ratio of aggregate indebtedness to net capital	0%

NOTE: There were no material differences in the above computations under Rule 15c3-1 from the corresponding computations in the Company's most recent unaudited Focus - Part II filed as of December 31, 2001.

The accompanying notes are an integral part of these financial statements.

Schedule II

BERGER DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of Berger LLC)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(1) of the Rule.

The accompanying notes are an integral part of these financial statements.



PricewaterhouseCoopers LLP
Suite 1000
1670 Broadway
Denver CO 80202-4870
Telephone (720) 931 7000
Facsimile (720) 931 7100

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Board of Managers and Member of
Berger Distributors LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Berger Distributors LLC (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss

PRICEWATERHOUSECOOPERS

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 18, 2002